September 2, 2011
Via EDGAR
Ms. Stephanie L. Hunsaker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Bancolombia S.A. Form 20-F for Fiscal Year Ended December 31, 2010 Filed April 28, 2011 File No. 001-32535
Dear Ms. Hunsaker:
          Set out below are the responses of Bancolombia S.A. (the “Bank”, “we”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated August 11, 2011, to Mr. Jaime Alberto Velázquez Botero, the Bank’s Chief Financial Officer (the “Comment Letter”).
          The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). References to “COP” refer to the lawful currency of Colombia.
Form 20-F for Fiscal Year Ended December 31, 2010
A. Selected Financial Data, page 6
Differences between Colombian GAAP and U.S. GAAP Results, page 6
1.	Please revise the title “Net Income” under your U.S. GAAP sub-heading to label the existing line item “Net Income attributable to the Company” or similar wording to clearly indicate that it represents your share of

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Bancolombia S.A.’s net income, after excluding income attributable to the noncontrolling interest.
R. We acknowledge the Staff’s comment. In future filings, the Bank will change the line titled “Net Income”, in the “Differences between Colombian and U.S. GAAP Results” section, to “Net income attributable to the Controlling Interest” in order to clearly indicate that we are referring to the Bank’s share of Bancolombia’s net income, after excluding income attributable to the non-controlling interests.
Critical Accounting Policies and Estimates under U.S. GAAP, page 104
Evaluation of Loan Portfolio Risk and Determination of Allowances for Loan Losses, page 105
2.	We note your disclosure that if necessary under U.S. GAAP, you establish a specific allowance for loan loss for non-impaired loans based on regular reviews of various loan characteristics. In future filings, please quantify by loan type the amount of non-impaired loans for which you have established a specific allowance.
R. We respectfully inform the Staff that as of December 31, 2010, and December 31, 2009, the Bank has not recognized any specific loan loss allowance for non-impaired loans. The Bank confirms to the Staff that, in future filings, it will disclose by loan type the amount of non-impaired loans for which a specific allowance has been established, if applicable.
Note 31 — Differences between Colombian Accounting Principles for Banks and U.S. GAAP, page F-62
(b) Reconciliation of Stockholders’ Equity, page F-63
3.	We note that your adjustments to fixed assets and intangible assets are net of depreciation and amortization expenses. Please revise future filings to reflect these adjustments on a gross basis with separate disclosure of amounts of accumulated depreciation and amortization.
R. The Bank acknowledges the Staff’s comment. In future filings, the Bank will reflect in the reconciliation of Stockholders’ Equity the adjustments to fixed assets and intangibles to present these items on a gross basis with separate disclosure of amounts of accumulated depreciation and amortization.

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(Stated in COP Million)

		December, 2011		December, 2010
Consolidated stockholders’ equity under Colombian GAAP	COP	xxxxxx	COP	7.947.140

a) Income taxes		xxxxxx		47.166
b) Employee benefit plans		xxxxxx		(6.203)
c) Fixed assets:		xxxxxx
Premises and equipment (gross)		xxxxxx		388.292
Accumulated depreciation		xxxxxx		(86.694)
d) Revaluation of assets		xxxxxx		(567.024)
e) Allowance for loans, lease losses and foreclosed assets		xxxxxx		(159.109)
f) Loan origination fees and costs		xxxxxx		68.129
g) Interest recognition on non-accrual loans		xxxxxx		4.890
h) Deferred charges and other assets		xxxxxx		63.117
i) Investment securities and derivatives		xxxxxx		(313.405)
j) Dividends received from investments in unaffiliated companies		xxxxxx		(18.009)
k) Investments in affiliated companies		xxxxxx		124.325
l) Lessor accounting		xxxxxx		(11.098)
m) Business combinations:
m.ii) Goodwill		xxxxxx		395.612
m.iii) Intangible assets (gross)		xxxxxx		538.023
m.iii) Intangible assets (Accumulated amortization)		xxxxxx		(244.897)
m.iv) Fair value adjustments to assets and liabilities acquired		xxxxxx		(47.452)
n) Securitization		xxxxxx		69.473
p) Non-controlling interest		xxxxxx		(146.441)
r) Guarantees		xxxxxx		(20.639)
s) Insurance Contracts		xxxxxx		(129)
w) Contingencies		xxxxxx		44.279

Controlling interest stockholders’ equity under U.S. GAAP		xxxxxx		8.069.346
p) Non-controlling Interest under U.S. GAAP		xxxxxx		160.526

Total stockholders’ equity under U.S. GAAP	COP	xxxxxx	COP	8.229.872

e) Allowance for loan losses, financial leases, foreclosed assets and other receivables, page F-73
4.	We note that the disclosures required by ASC 310-10-50-15 and 310-10-50-6 are required to be provided by class of financing receivable. We note that in certain cases, the policies disclosed are summarized, and it is unclear whether the policy applies to each of your classes. For example, please clarify in future filings whether your non-accrual and interest recognition

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policies disclosed on page F-80 apply to each class of your receivables and clarify whether your policy for determining which loans are individually assessed for impairment, along with the factors considered in determining that a loan is impaired, apply to each of your loan classes.
R. The Bank respectfully informs the Staff that for all classes of financing receivables, the Bank stops accruing interest income under U.S. GAAP when the receivable becomes more than 90 days past due. When a loan stops accruing interest income, interest is recognized as income on a cash basis unless there is a risk that principal will not be recovered, in which case, cash collections are applied against the unpaid principal balance.
In relation to impaired loans, as described on page F-73 of our Form 20-F, the Bank assesses, individually for impairment, loans with balances exceeding COP 2,000 million and troubled debt restructured loans as of the balance sheet date. The factors considered when determining whether a loan is impaired, are included on pages 104 and 105 of our Form 20-F and include the customer’s ability to pay, recent loss experience, credit score and collateral, among others.
All other loans are collectively evaluated for impairment using historical loss ratios that are determined by analyzing historical losses and are updated to incorporate the most recent data reflecting current economic conditions as indicated on page 105 of the Form 20-F.
The Bank confirms to the Staff that, in future filings, it will enhance the discussions about its accounting policies as follows (new disclosures that the Bank expects to provide in future filings have been underlined):
e) Allowance for loan losses, financial leases, foreclosed assets and other receivables
As established by the Superintendency of Finance, the methodology for evaluating loans and financial leases under Colombian GAAP, as discussed in Note 2 (i), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentages estimated or established by the Superintendency of Finance. Under Colombian GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to the statement of operations.
Under U.S. GAAP the Bank considers loans to be impaired when, based on current information and events, it is probable that all amounts due

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(including principal and/or interest) according to the contractual terms of the loan agreement will not be collected.
All impaired loans that exceed a specific threshold (COP 2,000 million) or that are troubled debt restructurings (TDR) are individually assessed for impairment. All other loans are assessed on a collective basis. TDRs are those loans where both a) the Bank has granted a concession to the customer for economic or legal reasons that it would not otherwise consider and b) the customer is in financial difficulty. In determining whether a loan is impaired the Bank analyzes factors such as bankruptcy or liquidation, the customer’s financial condition, the likelihood of non-payment of interest or principal and collateral.
The allowance for significant impaired individually assessed loans and all TDRs is measured based on the present value of estimated future cash flows discounted at the original effective loan rate or the fair value of the collateral net of estimated costs to sell in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when estimated future cash flows discounted at their original effective rate or collateral fair value is lower than book value.
To calculate the allowance required for all other loans that are collectively evaluated for impairment, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and for homogeneous groups of clients established according to the underlying risk or other characteristics of each group. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends and any other pertinent information that may affect the estimation of the allowance for loan losses.
Many factors can affect the Bank’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.
Credit losses relating to loans, which may be for all or part of a particular loan are deducted from the allowance. The related loan balance is charged off in the year in which the loans are deemed uncollectible. Recoveries of loans and trade receivables previously charged off are credited to the allowance when received. The allowance is increased by provisions and recoveries of loans and leases previously charged off, and is reduced by charged-off loans and leases deemed uncollectible.
In addition, for U.S. GAAP purposes, the Bank maintains an allowance for credit losses on off-balance sheet credit instruments, including

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commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. This allowance is recorded as a liability. The Bank uses the same methodology as described for the allowance for loans losses, but including an estimated probability of drawdown by the borrower.
g) Interest recognition — non-accrual loans
For Colombian GAAP purposes, the Bank established that commercial, consumer and microcredit loans that are past due more than thirty days and mortgages that are past due more than 60 days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until effective payment is collected.
For US GAAP purposes for all of our classes of financing receivables, including impaired loans, the accrual of interest income is discontinued once a loan becomes more than 90 days past due. While the loan is on non-accrual status, interest is generally recognized as income on a cash basis unless collection of principal is doubtful, in which case, cash collections are applied against the unpaid principal balance. A loan in non-accrual status is returned to accrual when all the past due balance has been collected.
5.	We note the difference recognized in net income under U.S. GAAP for allowance for loans, financial lease losses and other receivables materially decreased in 2010 as compared to 2009. Please tell us the reasons for such decrease and in future filings discuss the drivers of any material changes in the reconciling items if not otherwise apparent from your disclosures.
R. The Bank respectfully informs the Staff that the material decrease in the GAAP difference for allowances for loans, financial lease losses and other receivables in 2010 as compared to 2009 was due to the fact that the provisioning cycle under Colombian and U.S. GAAP is different.
For Colombian GAAP, the Bank applies the models issued by the Superintendency of Finance for commercial and consumer loans. Application of those models requires the use of a static probability of default rates that has not been updated in the last three years. As such, the loan losses recognized in the statement of operations has remained stable. Any movements in provisions are triggered more by the migration of loans from performing to non-performing status, or vice versa, than by all of the changes in credit risk.

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Under U.S. GAAP however, the Bank’s model to determine the loan losses incorporates up to date economic trends and payment behavior as of each balance sheet date and, therefore, in periods of economic downturn such as those experienced in 2009 and 2008, the impact in the statement of operations is significant in comparison with the Colombian GAAP losses in the same years due to the timing difference in the recognition of the losses.
Beginning in 2008 and through 2009, the Bank’s model used to determine the allowance for loan losses under U.S. GAAP incorporated the economic crisis and negative credit trends in each component of its methodology. The economic recession and its impacts on the payment behavior of our customers impacted our loss experience levels and therefore certain parameters such as the probability of default (PD) and the loss given the default (LGD) in the model needed to be adjusted to reflect the current information at the balance sheet date.
In 2010, the Colombian economy improved and showed signs of economic stability; specifically, a GDP growth of 4.3% in 2010, compared to 0.8% in 2009, and a lower inflation rate (3.1% for 2010 compared to 4.2% for 2009) which contributed to a better payment behavior by the Bank’s customers that resulted in a decrease in the allowance coverage ratio (allowance for credit losses as a percentage of gross loans) of 234bp (from 3.46% in 2009 to 1.12% in 2010). As of the balance sheet date the model incorporated the most recent behavioral information and therefore lower levels of credit losses were required on the loan portfolio. As the factors that represented a significant increase in the provisions in 2009 (and 2008) were not experienced at the previous levels in 2010, a reduced provision under U.S. GAAP resulted.
We respectfully inform the Staff that the decrease in the provision for loan losses under U.S. GAAP is consistent with the trend under Colombian GAAP, which also experienced a material decrease between 2009 and 2010, as shown on page F-4 of the Form 20-F. Under Colombian GAAP however, the decrease in the provision for loan losses is lower than under U.S. GAAP due mainly to the application of the static PDs determined by the regulator (the Superintendency of Finance) as disclosed on page F-19 of the Form 20-F. Under U.S. GAAP the Bank adjusts all of the variables

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in the model to incorporate the current environment at the measurement date and therefore the current events are entirely reflected immediately in the loan losses.
The Bank confirms to the Staff that, in future filings, it will discuss the drivers of any material changes in the reconciling items if not otherwise apparent from its disclosures.
Accounting Policies for Off-Balance Sheet Credit Exposures, page F-78
6.	We note that off-balance sheet credit exposures are evaluated and an allowance recorded using the same methodologies applied to loans and allowance for loan losses in the balance sheet credit exposures. Please disclose in future filings the nature of your off-balance sheet credit exposures. In addition, please separately quantify the allowance amount recognized related to such exposures on page F-74 where you determine the difference between Colombian GAAP and U.S. GAAP.
R. The Bank respectfully informs the Staff that, the nature of the Bank’s off balance sheet credit exposures is currently disclosed in Item 5.E. The nature of the off balance sheet arrangements is disclosed on page 100 and on page F-74 of the Form 20-F under “e) allowance for loan losses, financial leases, foreclosed assets and other receivables”.
In future filings, the Bank will delete the reference to the accounting policies for off-balance sheet credit exposures from page F-78 of the Form 20-F. Because the provision for off balance sheet credit exposures is recorded as a liability and included in the Guarantees line item in the U.S. GAAP reconciliation, the disclosure and information contained in “e) allowance for loan losses, financial leases, foreclosed assets and other receivables” will be included under “r) Guarantees and off- balance sheet credit exposures” for consistency. The following is the revised disclosure that the Bank would have provided in “r) Guarantees and off- balance sheet credit exposures” on page F-95 of the Form 20-F and that the Bank proposes to be the basis for disclosure in future filings:
r) Guarantees and off-balance sheet credit exposures
Off-balance sheet credit exposures

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In addition, for U.S. GAAP purposes, the Bank maintains an allowance for credit losses on off-balance sheet credit instruments. Off—balance sheet credit instruments include commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. The Bank uses the same methodology as described for the allowance for loans losses in letter (e), adjusted by an estimated probability of drawdown by the borrower. This allowance is recorded as a liability.
Consolidated stockholders’ equity
(Stated in COP Million)

		2011		2010
Guarantees	COP	XXXXX	COP	(9.461)
Allowance for credit losses on off-balance sheet credit instruments		XXXXX		(11.178)

		XXXXX		(20.639)

Consolidated net income
(Stated in COP Million)

		2011		2010		2009
Guarantees	COP	XXXXX	COP	(1.900)	COP	(327)
Allowance for credit losses on off-balance sheet credit instruments		XXXXX		(5.330)		(2.290)

		XXXXX		(7.230)		(2.617)

i) Investment Securities and Derivatives, page F-81
7.	In your tabular presentation on the top of page F-81, you have a line item titled fair value adjustment on trading and available for sale securities that affects consolidated stockholders’ equity under U.S. GAAP. Please explain the portion of the adjustment to equity related to trading securities and why it is appropriately reflected as an adjustment to equity instead of to net income. Similarly, you have a line item titled fair value adjustment on trading and available for sale securities that affects net income and it is unclear why, other than through impairment, the adjustment related to available for sale securities would affect consolidated net income. Please tell us, and expand your disclosures in future filings to address these questions,

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and whenever more than one adjustment affects a line item, please separately quantify and explain each component of the adjustment.
R. The Bank respectfully informs the Staff that under Colombian GAAP some securities classified as trading are not recognized at fair value but at amortized cost, as indicated on page F-81. The adjustment on trading securities that affects stockholders’ equity under U.S. GAAP corresponds to the cumulative difference between the book value of trading securities under Colombian GAAP which are carried at cost and U.S. GAAP which requires recognition at fair value. In 2010 and 2009, these adjustments totaled COP (2,400) million and COP 98 million, respectively. The fair value adjustment during the period is recorded in the Statement of Operations.
The adjustment on securities available for sale recorded in the income statement corresponds to the reversal of the impairment, recognized under Colombian GAAP, on certain available for sale securities that are considered impaired under Colombian GAAP but not U.S. GAAP.
As disclosed on pages F-81 and F-82, when a security is rated below B by a credit rating agency, its carrying amount under Colombian GAAP cannot be higher than the result of applying a defined percentage to the notional amount net of amortization. Such difference is recognized in the statement of operations as an impairment loss under Colombian GAAP. Under U.S. GAAP, in accordance with the guidance in ASC 320-10-35, the impairment of available for sale securities is recognized in the Statement of Operations if a decline in fair value below the amortized cost is considered other than temporary. The amount recognized in earnings depends on whether the Bank intends to sell the security or is more likely than not to be required to sell the security. As a consequence of this difference, the Bank reversed from the statement of operations under Colombian GAAP COP 34,856 and COP 32,779 in 2010 and 2009, to reconcile to U.S. GAAP.
The following is the revised disclosure that the Bank would have provided in “i) Investment securities and Derivatives” on page F-81 of the Form 20-F and that the Bank proposes to be the basis for disclosure in future filings:
The tables below provide details regarding the differences in investment securities and derivatives between Colombian GAAP and U.S. GAAP:

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Consolidated net income		2011		2010		2009
Fair value adjustment on trading	COP	XXXXXX	COP	(2.498)	COP	(12.450)
Impairment loss reversed		XXXXXX		34.110		—
Foreign exchange gains or losses on available for sale debt securities recognized in the statement of operations		XXXXXX		5.491		8.364
Fair value adjustment on derivatives instruments		XXXXXX		(25.886)		159.284
Consolidation of VIEs		XXXXXX		(54.655)		(132.760)

	COP	XXXXXX	COP	(43.438)	COP	22.438

Consolidated stockholders’ equity		2011		2010
Fair value adjustment on trading	COP	XXXXXX	COP	(2.401)
Fair value adjustment on available for sale securities		XXXXXX		28.994
Impairment loss reversed		XXXXXX		34.124
Change in classification of held to maturity to available for sale securities		XXXXXX		(44.620)
Fair value adjustment on derivatives instruments		XXXXXX		(30.440)
Consolidation of VIEs		XXXXXX		(299.062)

	COP	XXXXXX	COP	(313.405)

Fair value adjustment on trading and available for sale investment securities
Under Colombian GAAP, some debt securities classified as either trading or available for sale are not recognized at fair value, but are recognized at amortized cost or using a discounted cash flow methodology. Under U.S. GAAP such debt securities are also classified as either trading or available for sale and are measured at fair value in accordance with ASC 320-10-35. The fair value under U.S. GAAP is determined based on the guidance included in ASC 820.
Therefore, the Bank calculates the difference between the carrying amount of such securities under Colombian GAAP and the fair value under U.S. GAAP and recognizes the accumulated difference as part of the Reconciliation of Stockholders’ Equity and the difference from the period as part of the Reconciliation of Consolidated Net Income for trading securities or in Other Accumulated Comprehensive Income, for available for sale securities, respectively.

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Impairment of investments
For both Colombian and U.S. GAAP purposes, the Bank conducts regular reviews to assess whether the recognition of an impairment loss is required.
Under Colombian GAAP, the Bank reviews the ratings issued by rating agencies, and if any security in its portfolio has been classified below B, the Bank applies “the maximum registered amount” methodology established by the Superintendency of Finance, as follows:

Maximum registered
Rating	amount - percentage rate
BB+, BB, BB-	Ninety (90)
B+, B, B-	Seventy (70)
CCC	Fifty (50)
DD, EE	Zero (0)
If the carrying amount is higher than the maximum registered amount (calculated as the product of the security’s face value net of amortization multiplied by the corresponding percentage rate), an impairment loss equivalent to such difference is recognized immediately in the Statement of Operations. As an example, for an Eurobond issued by the government of El Salvador with a face value of US $100,000 and a credit rating of BB as of 31 December 2011 and a carrying amount (fair value) of US$140,000, an impairment loss of US$50,000 would have been recognised under Colombian GAAP [140,000 — (100,000 x 90%)]. Under U.S. GAAP, we would not recognize any impairment as the fair value is higher than the amortized cost.
Under U.S. GAAP, a security is impaired if the fair value is below its cost and it will be recognized in the Statement of Operations if it is considered to be an Other Than Temporary Impairment (“OTTI”).
For debt securities, when the Bank intends to sell an impaired debt security or it is more likely than not it will be required to sell prior to recovery of its amortized cost basis, an OTTI is deemed to have occurred. In these instances, the OTTI loss is recognized in earnings equal to the entire difference between the debt security’s amortized cost basis and its fair value at the balance sheet date.
Otherwise, when the Bank does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell prior to recovery of its amortized cost basis, the Bank determines whether it will recover its amortized cost basis. If it concludes it will not, a credit loss exists and the

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resulting OTTI is separated into the amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (OCI). The total OTTI (difference between the fair value and the amortized cost of the debt security) is presented in the Statement of Operations with an offset in a separate line item for any amount of the total OTTI that is recognized in OCI.
For U.S. GAAP purposes, the Bank determined that the impairment recognized under Colombian GAAP for debt securities rated as B was not other than temporary and therefore COP XXXX and COP 34,856 were reversed as of December 31, 2011 and 2010, respectively.
The total impairment on debt securities recognized by the Bank under U.S. GAAP amounted to COP XXX and COP 10,871, for the years ended December 31, 2011 and 2010, respectively.
n) Securitization, page F-91
8.	In the second paragraph on page F-92, you disclose that some VIEs were consolidated on January 1, 2010 that were not consolidated as of December 31, 2009. For those entities that were considered to be VIEs but did not meet the requirements for consolidation, please tell us how you have complied with the disclosure requirements within ASC 810-10-50-4. Additionally, we note that you consolidate securitizations of non-performing loan portfolios under U.S. GAAP since you retain all of the risks of the securitized non-performing loan portfolio. Please tell us how you have complied with the disclosure requirements within ASC 810-10-50-3 for those entities.
R. The Bank respectfully informs the Staff that the disclosures required by ASC 810-10-50-4 for a VIE where the Bank holds a variable interest but is not the primary beneficiary (in the Bank’s case these are all securitization vehicles), are as follows (the disclosure requirements of the guidance have been included in quotations):
     a. “The carrying amounts and classification of the assets and liabilities in the reporting entity’s statement of financial position that relate to the reporting entity’s variable interest in the VIE”.
     The Bank’s variable interests in the VIE are classified as available for sale or trading securities in the balance sheet. This information, together with the respective amounts as of December 31, 2010 and 2009 is disclosed on page F-93 of the Form 20-F.

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     b. “The reporting entity’s maximum exposure to loss as a result of its involvement with the VIE, including how the maximum exposure is determined and the significant sources of the reporting entity’s exposure to the VIE. If the reporting entity’s maximum exposure to loss as a result of its involvement with the VIE cannot be quantified, that fact shall be disclosed”.
     The Bank acknowledges the Staff’s comment with respect to the above disclosure requirement. The Bank confirms that, in future filings, it will disclose that maximum exposure to loss equals the carrying amount of the variable interests or the amount of maximum exposure if it is different. The following is the revised disclosure that the Bank would have provided in “n) Securitization” after the second paragraph on page F-92 of the Form 20-F and that the Bank proposes to be the basis for disclosure in future filings:
     The maximum exposure to loss in those VIEs includes the amount invested in, and advanced to, each VIE as of the reporting date plus any legal or contractual obligations to provide financing in the future. The Bank has neither legal or contractual obligations to provide financing in the future to the VIEs where it holds a variable interest but is not the primary beneficiary, therefore its maximum exposure to loss equals the carrying amounts of the variable interests recognized in the balance sheets as of December 31, 2011 and 2010.
     c. “A tabular comparison of the carrying amounts of the assets and liabilities, as required by (a) above, and the reporting entity’s maximum exposure to loss, as required by (b) above. A reporting entity shall provide qualitative and quantitative information to allow financial statement users to understand the differences between the two amounts. That discussion shall include, but is not limited to, the terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests, that could require the reporting entity to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the VIE, including events or circumstances that could expose the reporting entity to a loss.”
     As indicated in (b), there is no difference between the carrying amount of the variable interests and the maximum exposure to loss, therefore a tabular comparison is not applicable.
     d. “Information about any liquidity arrangements, guarantees, and/or other commitments by third parties that may affect the fair value or risk of the reporting entity’s variable interest in the VIE is encouraged”.
     This disclosure is not applicable as neither the Bank nor the other third parties involved in the securitization vehicles, have liquidity arrangements,

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guarantees or other commitments that may affect the fair value of the retained interests.
     e. “If applicable, significant factors considered and judgments made in determining that the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance is shared in accordance with the guidance in paragraph 810-10-25-38D”.
     This disclosure is not applicable as for all VIEs the Bank has identified as primary beneficiary.
     Regarding the Staff’s comment on the disclosures required by ASC 810-10-50-3, we respectfully inform the Staff that the impact on (i) the stockholders’ equity due to the consolidation of the non-performing loans amounted to COP 15,907 million and COP 20,823 million for the years ending on December 31, 2010 and 2009, respectively; and (ii) in consolidated net income amounted to COP (4,916) million and COP 58 million, for the years ending on December 31, 2010 and 2009. The Bank considers these amounts to be immaterial and therefore has determined that it is not necessary to make the additional disclosures pursuant to ASC 810-10-50-3.
9.	Given that there are several items that affect the securitizations line item in the U.S. GAAP reconciliation, which could be going in offsetting directions, please separately identify and quantify each of the adjustments and reconciling items to arrive at the adjustment to both the net income and shareholders’ equity line items on pages F-62 and F-63.
R. We respectfully inform the Staff that the securitization line items in the U.S. GAAP reconciliations are affected by:
Securitized performing and non-performing loans are accounted for as sales under Colombian GAAP. For U.S. GAAP purposes, the variable interest entities for which the Bank was considered the primary beneficiary in accordance with the guidance in ASC 810 have been consolidated.
The following tables, which the Bank proposes to be the basis for disclosure in future filings, identify and quantify each such adjustment and reconciliation used to arrive at the adjustment to both the net income and shareholders’ equity line items on pages F-62 and F-63:

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Stockholders’ Equity (stated in COP million)	2010	2009
Securitized non-performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP	15,907	20,823
Securitized performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP	53,566	4,400

Total	69,473	25,223

Consolidated Net Income (stated in COP million)	2010	2009	2008
Securitized non-performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP	(4,916)	58	(3,164)
Securitized performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP	38,929	23,624	(253)

Total	34,013	23,682	(3,417)
t) Estimated Fair Value of Financial Instruments, page F-95
1. Fair value measurement on a recurring and non-recurring basis (ASC 820), page F-97
Impaired loans measured at fair value, page F-98
10.	We note that you measure certain impaired loans based on the fair values of the collateral less costs to sell. Such fair values were determined using internal valuation techniques including matrix pricing. Please disclose the type of assets that underlie these loans that are value using matrix pricing. To the extent matrix pricing is not used in valuation of these assets, please tell us and disclose the methods used and key assumptions made in determining the fair value of the collateral. In addition, clarify the type of experts used to validate the prices obtained using matrix pricing and tell us the approximate percentage of your impaired loans that are valued by experts versus other approaches.

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R. We acknowledge the Staff’s comment and the table below shows the type of assets valued under each methodology as well as the carrying amount of the impaired loans as of December 31, 2010.

		Impaired loans (carrying
		amount stated in COP
Collateral		Million)	Valuation Methodology
Real Estate properties — residential and commercial	COP	215,238	Third Party Appraisals
Other Vehicles		38,532	Matrix pricing - external model
Vehicles under leasing arrangements		12,734	Internal valuation model
		266,503
The Bank acknowledges the Staff’s comment relating to disclosure of the methodologies followed by the Bank regarding the valuation of collateral. The following is the revised disclosure that the Bank would have provided in “Impaired loans measured at fair value” on page F-98 of the Form 20-F and that the Bank proposes to be the basis for disclosure in future filings:
Impaired loans measured at fair value
The Bank measured certain impaired loans based on the fair values of the collateral less costs to sell. The fair values were determined as follows using external and internal valuation techniques or third party experts, depending on the type of underlying asset:
For vehicles under leasing arrangements, the Bank uses an internal valuation model based on price curves for each type of vehicle. Such curves show the expected price of the vehicle at different points in time based on the initial price and projection of economic variables such as inflation, devaluation and customs. The prices modelled in the curves are compared every six months with market information for the same or similar vehicles and in case of significant deviation the curve is adjusted to reflect the market conditions.
Other vehicles are measured using matrix pricing from a third party. This matrix is used by most of the market participants and is updated monthly. The matrix is built from values provided by several price providers for

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identical or similar vehicles and considers brand, characteristics of the vehicles, and manufacturing date among other variables to determine the prices.
For real estate properties, a third party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (the appraisal is estimated based on either of three approaches: cost, sale comparison and income approach, and is requested every three years). When the property has been valued in the last twelve months and the market conditions have not showed significant changes, the most recent valuation is considered the fair value of the property. For all the other cases (i.e. appraisals older that 12 months) the value of the property is updated adjusting the value in the last appraisal by weighted factors such as location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. The factors are determined based on current market information gathered from several external real estate experts.
******
          The Bank acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Bank acknowledges that the Staff’s comments or changes to the Bank’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Bank’s filings and that the Bank may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7500. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.
Very truly yours,
/s/ Jaime Alberto Velázquez Botero
Jaime Alberto Velázquez Botero
Chief Financial Officer

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cc:	Wilson Rodríguez (PricewaterhouseCoopers Ltda.) Robert S. Risoleo (Sullivan & Cromwell LLP)